UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Julie Anne Smith

President and Chief Executive Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”), filed with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Misneach Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), to purchase all of the issued and outstanding shares of Raptor’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Merger Sub with the SEC on September 26, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the headings entitled “Retention and Bonus Payments” and “Severance and Change in Control Benefits” starting on page 9 in their entirety as follows:

“Transaction, Retention and Bonus Payments

Raptor has entered into letter agreements (the “Retention Letter Agreements”) with each executive management team level employee providing for pre-closing retention payments payable on the earliest to occur of (i) the executive officer’s continued service to Raptor through May 17, 2017, (ii) the executive officer’s dismissal or discharge by Raptor other than for Cause or resignation by the executive officer from Raptor for Good Reason (each as defined therein) prior to that date or (iii) the consummation of a Change in Control of Raptor prior to that date (as defined therein). In the event the executive officer ceases employment in connection with the events under (ii) or (iii) above, the pre-closing retention payments are contingent on executing a general release of claims that becomes effective and irrevocable within 60 days following the termination events. The table below sets forth the pre-closing retention payments for each executive officer that will be earned if they remain in continued service through the Closing.

Parent also agreed to an allocation of transaction bonuses and post-closing retention bonuses to Company employees by the Compensation Committee that may be earned based upon criteria determined by the Compensation Committee. In determining the allocation of such transaction bonuses and post-closing retention bonuses, consideration was given by the Compensation Committee to the amount of any disallowed corporate tax deduction under Section 280G of the Code, so that the aggregate amount of such transaction and post-closing retention bonuses, plus the amount of any disallowed corporate tax deductions under Section 280G of the Code resulting from any compensatory payments made in connection with the Merger, including any such transaction and post-closing retention bonuses, did not exceed approximately $5.94 million in the aggregate. In connection therewith, each executive officer has entered into a transition services agreement with Raptor dated October 13, 2016 (the “Transition Services Agreements”) that generally provides for the transaction bonus payments at the Closing subject to continued service through such date and requires additional transition services to Raptor following the Closing in order to earn the post-closing retention bonuses, as described more fully in the footnotes to the table below.

Assuming that none of the executives are terminated without Cause following Closing and prior to the scheduled expiration of their transition services periods, the only executives who will potentially be subject to a “golden parachute” Section 4999 excise tax are Mses. Smith and Gould. The Compensation Committee has considered the impact of the potential Section 4999 excise tax on these individual and has determined that the imposition of the tax on them results in a significant personal tax burden that deprives them of a substantial portion of the value of their compensatory payments in connection with the Merger. As a result, the approved transaction bonuses for Mses. Smith and Gould consist of an amount intended as a transaction bonus for their pre-Closing services in facilitating the Merger ($250,000 for Ms. Gould and $50,000 for Ms. Smith) plus an additional amount ($707,083 for Ms. Gould and $1,440,720 for Ms. Smith) intended to approximate a “golden parachute” Section 4999 excise tax gross-up payment. The Transition Services Agreements also provide that each executive officer will be entitled to an excise tax gross-up if terminated by Parent for reasons other than Cause following Closing and prior to the scheduled expiration for his or her transition services period. No excise tax gross-up will be payable to any executive in the event of any termination of employment for Cause, or due to the executive’s resignation, death or disability at any time, or any termination following the expiration of the transition services period, whether with or without Cause.

The retention and transaction bonuses and the estimated excise tax gross-up benefits under the Retention Letter Agreements and Transition Services Agreements are summarized in the table below:

Name	Pre-Closing Retention Bonus(a)	Transaction/Post- Closing Retention Bonus Payment(b)	Estimated Excise Tax Gross-up Payment(c)
Ashley C. Gould	$200,000	$1,087,083	$1,402,605
David A. Happel	$196,219	$463,000	$1,002,963
Krishna R. Polu, M.D.	$200,200	$275,000	$806,667
Julie Anne Smith	$285,000	$1,818,720	$2,917,230
Michael P. Smith	$150,220	$115,000	$696,650

(a)	Represent pre-closing retention payments for each executive officer that will be earned if they remain in continued service through the Closing of are earlier terminated without Cause or for Good Reason.
(b)	The amounts set forth include transaction bonuses in the amounts of $957,083, $150,000, and $1,490,720 payable to Ms. Gould, Mr. Polu and Ms. Smith payable at the Closing subject to continued service through such date, or an earlier termination without Cause or Good Reason resignation. The transaction bonuses for Mses. Smith and Gould consist of an amount intended as a transaction bonus for their pre-Closing services in facilitating the Merger ($250,000 for Ms. Gould and $50,000 for Ms. Smith) plus an additional amount ($707,083 for Ms. Gould and $1,440,720 for Ms. Smith) that was intended to approximate the amount that they would have received pursuant to a “golden parachute” Section 4999 excise tax gross-up payment. The amounts set forth also include additional post-closing retention payments of $130,000, $128,000, $125,000, $328,000 and $115,000 payable to Ms. Gould, Mr. Happel, Dr. Polu, Ms. Smith and Mr. Smith subject to their continued employment through December 31, 2016, or an earlier termination without Cause. With respect to Mr. Happel, the amount set forth also includes an additional 2017 retention payment of $335,000 subject to his continued employment from December 31, 2016 through May 15, 2017, or an earlier a termination without Cause.
(c)	Represents an approximate excise tax gross-up payment if Parent terminates the executive officer for reasons other than Cause following Closing prior to the scheduled expiration of each executive’s transition services period.

In addition, the Compensation Committee of the Raptor Board generally approved the payment of 2016 target bonuses to all employees on the Closing, subject to continued employment through such date. However, in order to receive the transaction and post-closing retention bonuses described above, the Transition Services Agreements provide that in lieu of receiving a target bonus payment at Closing, each executive officer must provide transition services to Raptor through December 31, 2016 (unless earlier terminated without Cause) and is eligible to receive payment of his or her 2016 year-end bonus equal to the lower of the target bonus amount, or the amount earned under the 2016 bonus plan’s pre-established bonus criteria, which will be payable as soon as practicable after December 31, 2016 following Parent’s determination of the level of attainment of the applicable performance goals. The 2016 target bonuses for the Ms. Gould, Mr. Happel, Dr. Polu, Ms. Smith and Mr. Smith are $160,000, $156,975, $160,160, $342,000 and $150,220, respectively.

Severance and Change in Control Benefits

Raptor previously entered into an amended and restated executive employment agreement with Ms. Smith and change in control severance agreements with each other executive officer that provide for certain severance and change in control payments and benefits upon certain terminations which are described below (such termination, a “Qualifying Termination”). Pursuant to the terms of the Merger Agreement, Parent will (or will cause the Surviving Corporation to) assume and honor all of Raptor’s benefit plans that provide for severance and change in control obligations in accordance with their terms as in effect immediately prior to the date of the Merger Agreement, including such agreements with Raptor’s executive officers.

Under the change in control severance agreements (the “CIC Agreements”) of each of Messrs. David Happel and Michael Smith, Dr. Krishna Polu and Ms. Ashley Gould, in the event the executive officer is terminated without Cause or resigns as a result of Good Reason within 18 months following a Change in Control (each as defined in each CIC Agreement), each executive officer would become entitled to the following, subject to the executive officer executing a general release of claims that becomes effective and irrevocable within 60 days following termination:

•	a single lump sum cash payment equal to the sum of 18 months base salary plus the executive officer’s target annual bonus (assuming achievement of performance goals at 100% of target);

•	if the executive officer elects to receive continued healthcare coverage under COBRA, direct payment or reimbursement of health plan coverage for the executive officer and his or her covered dependents under COBRA until the earlier of 18 months or the date the executive and his or her covered dependents become eligible for healthcare coverage under another employer’s plan; provided, that at Raptor’s election, it may provide the executive officer with a monthly cash payment equal to the amount Raptor would have paid until the earlier of 27 months or the date the executive and his or her covered dependents become eligible for healthcare coverage under another employer’s plan; and

•	fully accelerated vesting and immediate exercisability of each outstanding equity award, including Company Options and Company RSU Awards, held by the executive officer, which shall with respect to the Company Options remain exercisable until the earlier of the original expiration date for such Company Option or the 18-month anniversary of the termination date.

Under Ms. Julie Anne Smith’s amended and restated executive employment agreement, if she is terminated without Cause or resigns as a result of Good Reason within 12 months following a Change in Control (each as defined in her employment agreement), she would become entitled to the following, subject to Ms. Smith executing a general release of claims that becomes effective and irrevocable within 60 days following termination:

•	a single lump sum cash payment equal to twice the sum of her base salary and target annual cash bonus;

•	if she elects to receive continued healthcare coverage under COBRA, direct payment or reimbursement of health plan coverage for Ms. Smith and her covered dependents under COBRA until the earlier of 24 months or the date Ms. Smith and her covered dependents become eligible for healthcare coverage under another employer’s plan; and

•	fully accelerated vesting and immediate exercisability of each outstanding equity award, including Company Options and Company RSU Awards, held by Ms. Smith, which shall with respect to the Company Options remain exercisable until the earlier of the original expiration date of such equity award or the second anniversary of her termination.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under the terms of the CIC Agreements and Ms. Smith’s amended and restated employment agreement.

The table below describes the estimated potential payments to each of Raptor’s executive officers, in the event a Qualifying Termination occurs within 12 months following the Effective Time (in the case of Ms. Smith) or within 18 months following the Effective Time (in the case of Messrs. Happel and Smith, Dr. Polu and Ms. Gould), except for the value of accelerated vesting of each such executive officer’s Company Options and Company RSU Awards and the values of any transaction and retention bonuses and the estimated excise tax gross-up benefits under the Retention Letter Agreements and Transition Services Agreements as those amounts are disclosed in the tables above. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of a Qualifying Termination; they do not include the value of payments or benefits that would have been earned absent the Qualifying Termination. For purposes of calculating the potential payments set forth in the table below, we have assumed that the initial expiration date of the Offer and the date of Qualifying Termination were October 25, 2016. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance Payment (1)	COBRA Premiums (2)
Ashley C. Gould	$760,000	$78,023
David A. Happel	$745,632	$78,023
Krishna R. Polu, M.D.	$760,760	$78,023
Julie Anne Smith	$1,824,000	$69,354
Michael P. Smith	$713,545	$78,023

(1)	The amount set forth represents a cash severance payment payable in a lump sum as follows: (i) in the case of Ms. Smith, twice the sum of her base salary and target annual cash bonus; and (ii) in the case of each other executive officer, 18 months base salary plus the executive officer’s target annual bonus.
(2)	The amount set forth represents the cost of continued COBRA benefits for the executive officer and any qualified beneficiary based on the incremental cost of Raptor’s contribution as of September 1, 2016 to provide this coverage. In the case of Ms. Smith, COBRA benefits are payable until up to 24 months. With respect to each other executive officer, at Raptor’s election, it may provide the executive officer with a monthly cash payment equal to the amount Raptor would have paid for COBRA benefits for up to 27 months.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a) inserting the following sentences to the end of the of the second paragraph under the heading entitled “Background of the Offer—Decline in Stock Price and Stockholder Pressure to Improve Stock Price Performance” starting on page 14:

“Sarissa’s proposal did not address a potential sale of the Company. The Raptor Board made the determination to explore strategic alternatives based on expressions of interest received and its own assessment of the market and the Company’s prospects.”

(b) replacing the second sentence in the ninth paragraph under the heading entitled “Background of the Offer—Unsolicited Expressions of Interest from Third Parties” starting on page 16 with the following:

“The Raptor Board expressed concerns about the tax inefficiencies of Horizon Pharma’s proposal to acquire only assets related to PROCYSBI / RP103, including, among other things, that the sale of such assets would be a taxable transaction to the Company, and whether Raptor would be able to continue to pursue its development and commercialization of QUINSAIR / MP-376 and its product pipeline following the consummation of the proposed transaction.”

(c) inserting the following sentence to the end of the second paragraph under the heading entitled “Background of the Offer—Raptor Board Initiates Strategic Review Process” starting on page 18 with the following:

“The modifications and updates to the Non Risk-Adjusted All Programs Long-Term Forecast included adjustments based on developments in Raptor’s business, including adjustments to reflect Raptor’s increased public guidance for total global revenues in 2016 and assumptions relating to peak product penetration and pricing.”

(d) replacing the second, third and fourth sentences of the fourth paragraph under the heading entitled “Background of the Offer—Raptor Board Initiates Strategic Review Process” starting on page 18 with the following:

“Centerview and Leerink reviewed with the Company’s management a list of 42 potential strategic counterparties in the biopharmaceutical industry who were selected based on area of focus and capability to acquire the Company. The Committee approved 14 parties (including Company A, Company B and Horizon Pharma) for Centerview and Leerink to contact in order to solicit strategic interest for a potential transaction. In identifying these parties, the Committee considered, with input from its financial and legal advisors, the likelihood of each party’s interest in Raptor and their ability to offer a competitive price, as well as their anticipated ability to finance and complete a transaction without delays that could be highly disruptive to Raptor. The 42 potential parties did not include any financial investors because neither the Committee nor its financial advisors believed that financial acquirors would be interested in a potential strategic transaction given the Company’s business and financial profile, as well as the lack of synergies that could be realized by financial acquirors.”

(e) replacing the second and third sentences of the fifth paragraph under the heading entitled “Background of the Offer—Raptor Board Initiates Strategic Review Process” starting on page 18 with the following:

“At the request of the Committee and other members of the Raptor Board during periodic updates to the Committee, six additional strategic counterparties were ultimately added to this outreach process in order to maximize the likelihood of creating a competitive process and the value offered by bidders in the strategic process and to generally ensure a robust outreach process given the level of interest that had been expressed by counterparties during the initial outreach process. This included two parties that independently contacted Leerink without solicitation, following rumors in the press that Raptor was considering hiring a financial advisor to explore a potential sale, to express interest in participating in the sale process. The four other parties that were added were companies that the Committee believed might be interested in and capable of consummating a potential strategic transaction.”

(f) replacing the first table under the heading “Opinions of Raptor’s Financial Advisors—Summary of Material Financial Analyses” on page 36 with the following:

	Enterprise Value (in millions)	Revenue (in millions)		Revenue Multiple
		2017E	2018E	2017E	2018E
Supernus Pharmaceuticals, Inc.	$1,016	$289	$369	3.5x	2.8x
Acorda Therapeutics, Inc.	$1,359	$562	$670	2.4x	2.0x
Insys Therapeutics, Inc.	$830	$340	$402	2.4x	2.1x
Retrophin, Inc.	$649	$163	$239	4.0x	2.7x
Vanda Pharmaceuticals Inc.	$596	$185	$213	3.2x	2.8x
Corcept Therapeutics Incorporated	$613	$123	$251	5.0x	2.4x
Keryx Biopharmaceuticals, Inc.	$446	$59	$138	7.6x	3.2x
Merrimack Pharmaceuticals, Inc.	$731	$153	$246	4.8x	3.0x

(g) replacing the first table under the heading under the heading “Opinions of Raptor’s Financial Advisors—Summary of Material Financial Analyses” on page 38 with the following:

Date Announced	Target	Acquiror	Transaction Value (in millions)	Transaction Value / One Year Forward Revenue (Wall Street / Public)	Transaction Value / One Year Forward Revenue (Proxy)
05/23/16	Xenoport, Inc.	Arbor Pharmaceuticals, LLC	$427	5.0x	5.5x
12/11/15	Crealta Holdings LLC	Horizon Pharma plc	$510	6.8x	6.8x
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	$936	7.2x	7.1x
03/05/15	Ikaria, Inc.	Mallinckrodt plc	$2,300	5.7x	5.7x
10/09/14	Auxilium Pharmaceuticals, Inc.	Endo International plc	$2,501	5.5x	5.2x
09/29/14	Lumara Health Inc. (1)	AMAG Pharmaceuticals, Inc.	$675	2.9x	2.9x
03/19/14	Vidara Therapeutics International plc	Horizon Pharma plc	$660	8.9x	8.9x
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt plc	$1,317	7.4x	6.8x
11/05/13	Paladin Labs Inc.	Endo Health Solutions Inc.	$1,437	5.1x	5.3x
07/30/13	Optimer Pharmaceuticals, Inc. (1)	Cubist Pharmaceuticals, Inc.	$459	3.9x	4.1x
04/29/13	Actient Holdings LLC (1) (2)	Auxilium Pharmaceuticals, Inc.	$585	4.3x	4.3x
04/26/12	EUSA Pharma Inc. (1)	Jazz Pharmaceuticals plc	$650	3.6x	3.6x
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb Incorporated	$491	2.5x	2.0x

(1)	Excludes contingent payments.
(2)	Excludes warrants issued in connection with the transaction.

(h) inserting the following sentence after the fourth sentence in the first paragraph under the heading entitled “Summary of Financial Analysis—Discounted Cash Flow Analysis” starting on page 38:

“Based on the length of the forecast period provided by management, the implied terminal value is de minimis and has no impact on the implied valuation of Raptor.”

(i) replacing the fourth sentence of the first paragraph under the heading entitled “Summary of Financial Analysis—Discounted Cash Flow Analysis” starting on page 38 with the following:

“Based on information from management of Raptor, including the Risk-Adjusted Long-Term Forecast and underlying data points for the unlevered free cash flows summarized below under the heading in the section entitled “—Certain Projections” under the heading “—Unlevered Free Cash Flows—Risk-Adjusted Long-Term Forecast” on page 45, the Raptor Financial Advisors derived the forecasted unlevered free cash flows of Raptor during the period beginning on October 1, 2016 and ending on December 31, 2035, and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2035 at a rate of free cash flow decline of 75.0% year-over-year (reflecting, among other things, loss of market exclusivity for Raptor’s products).”

(j) replacing the sixth sentence of the first paragraph under the heading entitled “Summary of Financial Analysis—Discounted Cash Flow Analysis” starting on page 38 with the following:

“This range of discount rates was based on the analysis of each of Centerview and Leerink of Raptor’s weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics including target capital structure, levered and unlevered betas for the companies listed in the Selected Public Companies Analysis described above, a historical equity risk premium, tax rates, the market risk and size premia and yields for U.S. treasury notes.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

(a) inserting the following paragraph to the end of the subsection under the heading entitled “Certain Litigation” on page 57 in its entirety as follows:

“On October 7, 2016, a complaint captioned Jordan v. Raptor Pharmaceutical Corp., et al., Case No. 1:16-cv-00913, was filed in the United States District Court for the District of Delaware against Raptor and each member of the Raptor Board. The action was brought by Jesse Jordan, who claims to be a stockholder of Raptor, on his own behalf, and seeks certification as a class action on behalf of all of Raptor’s stockholders. The complaint alleges, among other things, that the process leading up to the proposed acquisition was inadequate and that the Schedule 14D-9 omits certain material information, which the complaint alleges renders the information disclosed materially misleading. The complaint seeks, among other things, to enjoin the proposed transaction, or in the event the proposed transaction is consummated, to recover money damages.”

(b) replacing the text under the heading entitled “Named Executive Officer Golden Parachute Compensation” and “Golden Parachute Compensation” on page starting on page 48 in its entirety as follows:

“Named Executive Officer Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Raptor’s named executive officers that is based on or otherwise relates to the Offer and the Merger. The amounts indicated below are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. The table below assumes:

•	the Effective Time will occur on October 14, 2016;

•	the employment of each current named executive officer will be terminated on such date in a manner that is considered a Qualifying Termination and a termination without Cause (as such terms are defined in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Raptor—Severance and Change in Control Benefits”), entitling the named executive officer to receive the severance payments and benefits under the terms of such named executive officer’s CIC Agreement or, in the case of Ms. Smith, her amended and restated employment agreement, and entitling the named executive officer to receive the retention and transaction bonuses, and excise tax gross-up payments under the Retention Letter Agreements and Transition Services Agreements;

•	the named executive officer’s base salary rates and annual bonuses are those in place as of October 14, 2016;

•	no named executive officer receives any additional equity grants or exercises any Company Options on or prior to the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Raptor ” which is incorporated herein by reference.

Golden Parachute Excise Taxes

Certain executive officers will be subject to an excise tax on payments they will or may receive in connection with the Merger under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, an excise tax of 20% is imposed on each individual recipient of certain “parachute payments” that, under the rules of Section 280G of the Code, exceed a certain threshold amount for each such individual and the corporation making the payments is denied a tax deduction for such payments. The excise tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to affected individuals. Payments to certain executives that will or may be considered “parachute payments” under Section 280G of the Code and that are subject to the Section 4999 excise tax include the value of unvested Options and RSUs that accelerate vesting pursuant to the terms of the Merger Agreement as well as the bonus payments under the Retention Letter Agreements, transaction bonus payments payable under the Transaction Services Agreements and severance payments under the executive employment agreements or CIC severance agreements, as applicable. The post-Closing retention bonuses and the 2016 performance bonuses will be considered “parachute payments” under Section 280G of the Code only if such amounts become payable in connection with a termination of the executives without Cause prior to the expiration of their applicable scheduled transition services period.

Assuming that none of the executives are terminated without Cause prior to the scheduled expiration of their transition services periods, the only executives who will potentially be subject to a “golden parachute” Section 4999 excise tax are Mses. Smith and Gould. The Compensation Committee has considered the impact of the potential Section 4999 excise tax on these individuals and has determined that the imposition of the tax on them results in a significant personal tax burden that deprives them of a substantial portion of the value of their compensatory payments in connection with the Merger. As a result, the transaction bonuses awarded to Mses. Gould and Smith payable at the Closing are sufficiently large so as to include an additional amount approximating the estimated amount that they would have received pursuant to a “golden parachute” Section 4999 excise tax gross-up payment assuming that they were to remain employed through December 31, 2016. If Mses. Smith and Gould become entitled to an actual excise tax gross-up benefit under the terms of their Transition Services Agreements as a result of a termination without Cause prior to January 1, 2017 the full amount of their transaction bonuses, 2016 performance bonuses and retention bonuses, along with their other benefits, will be required to be treated as “parachute payments” under their excise tax gross-up calculation thereby increasing the estimated excise tax gross up amount.

In addition, in order to protect the named executive officers from an involuntary termination without Cause by Parent following the Closing and prior to the expiration of their expected transition services periods that would cause their post-Closing retention bonuses and 2016 actual performance bonus amounts to have to be treated as parachute payments, and thereby increase the amount of their potential Section 4999 excise tax, the Transition Services Agreements provide that in the event of such termination Parent would provide such affected individuals who are terminated without Cause an additional cash payment, so that, on a net after-tax basis, they would be in the same position as if no Section 4999 excise tax had applied to them, which payment is referred to as the “Estimated Excise Tax Gross-up Payment.” If the named executive officers are terminated without Cause and become entitled to such excise tax gross-up payments, the actual amounts to be paid to the executive officers by Parent will not be determinable until after the consummation of the Merger. These amounts would be paid following the Effective Time, when the Section 4999 excise tax becomes due.

The estimated value of the Estimated Excise Tax Gross-up Payment for each of the Raptor named executive officers is set forth below in the table entitled “Golden Parachute Compensation Table”.

Golden Parachute Compensation Table

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Tax Reimbursement ($)(4)	Total
Julie Anne Smith	$3,927,720	$1,698,829	$69,354	$2,917,230	$8,613,133
Michael P. Smith	$978,765	$574,956	$78,023	$696,650	$2,328,349
David A. Happel	$1,404,851	$671,536	$78,023	$1,002,963	$3,157,373
Krishna R. Polu, M.D.	$1,235,960	$604,810	$78,023	$806,667	$2,725,460
Ashley C. Gould	$2,047,083	$523,315	$78,023	$1,402,605	$4,051,026
Thomas E. Daley (5)	—	—	—	—	—
Frank Lanza (5)	—	—	—	—	—

(1)

Under each current named executive officer’s CIC Agreement or, in the case of Ms. Smith, her amended and restated employment agreement, cash severance would be payable in a lump sum following termination of the executive’s employment by Raptor without “Cause” or by the executive for “Good Reason” (each, as defined in therein), in either case, during the period beginning on the effective date of a change in control and ending 18 months (12 months, in the case of Ms. Smith) following such change in control (i.e., pursuant to a “double trigger” arrangement), subject, in either case, to the executive’s execution, delivery and non-revocation of a general release of claims within 60 days of such termination. In either such event, pursuant to the CIC Agreement or, in the case of Ms. Smith, her amended and restated employment agreement, the named executive officer will receive severance payments equal to: (i) in the case of Ms. Smith, twice the sum of her base salary and target annual cash bonus; and (ii) in the case of each other executive officer, 18 months’ base salary plus the executive officer’s target annual bonus. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in a single lump sum cash payment as soon as administratively practicable following the date the general release of claims provided by the executive becomes effective and irrevocable, and, in any event, within 60 days following the termination date.

In connection with the Merger, each executive officer is entitled to a pre-closing retention bonus payment payable on the Closing, contingent on continued employment through the Closing, as provided in the table below.

Parent also agreed to an allocation of transaction and post-closing retention bonuses to Company employees by the Compensation Committee that may be earned based upon criteria determined by the Compensation Committee. In determining the allocation of such transaction bonuses, consideration was given by the Compensation Committee to the amount of any disallowed corporate tax deduction under Section 280G of the Code, so that the aggregate amount of such transaction and retention bonuses, plus the amount of any disallowed corporate tax deductions under Section 280G of the Code resulting from any compensatory payments made in connection with the Merger, including any such transaction bonuses and post-closing retention bonuses, did not exceed approximately $5.94 million in the aggregate.

The allocation of the bonus pool to each executive officer is set forth in the table below. In connection therewith, each executive officer has entered into a Transition Services Agreement that provides for the bonus payments and with respect to a portion of such bonus payments requires additional transition services to Raptor following the Closing, as described in the footnotes to the table below. The following table quantifies each component of the cash payment reported in the column. It excludes the actual 2016 bonus amounts which are earned based on actual performance.

Name	Base Salary Severance	Bonus Component of Severance	Pre-Closing Retention Payment	Transaction/Post- Closing Retention Bonus Payments(a)
Julie Anne Smith	$1,140,000	$684,000	$285,000	$1,818,720
Michael P. Smith	$563,325	$150,220	$150,220	$115,000
David A. Happel	$588,657	$156,975	$196,219	$463,000
Krishna R. Polu, M.D.	$600,600	$160,160	$200,200	$275,000
Ashley C. Gould	$600,000	$160,000	$200,000	$1,087,083
Thomas E. Daley.	—	—	—	—
Frank Lanza.	—	—	—	—

(a)	The amounts set forth include transaction bonuses in the amounts of $957,083, $150,000, and $1,490,720 payable to Ms. Gould, Mr. Polu and Ms. Smith at the Closing subject to continued service through such date, or an earlier termination without Cause or Good Reason resignation. The transaction bonuses for Mses. Smith and Gould consist of an amount intended as a transaction bonus for their pre-Closing services in facilitating the Merger ($250,000 for Ms. Gould and $50,000 for Ms. Smith) plus an additional amount ($707,083 for Ms. Gould and $1,440,720 for Ms. Smith) intended to approximate a “golden parachute” Section 4999 excise tax gross-up payment. The amounts set forth also include additional post-Closing retention payments of $130,000, $128,000, $125,000, $328,000 and $115,000 payable to Ms. Gould, Mr. Happel, Dr. Polu, Ms. Smith and Mr. Smith subject to their continued employment through December 31, 2016 or an earlier termination without Cause. With respect to Mr. Happel, the amount set forth also includes an additional 2017 retention payment of $335,000 subject to his continued employment from December 31, 2016 through May 15, 2017 or if earlier, a termination without Cause.
(2)	The amount listed in this column represents the aggregate pre-tax amount payable in consideration of the cancellation of unvested Company Options and Company RSU Awards held by the named executive officers as to which vesting will accelerate, with such awards being cashed out in connection with the transactions contemplated by the Merger Agreement, as shown in the table below. The cash payment is a single-trigger (closing of the Offer and the Merger) benefit that will be received solely because of the Merger and regardless of whether a named executive officer’s employment is terminated.

The following table quantifies the value of unvested Company Options and Company RSU Awards held by the named executive officers as of October 14, 2016 that have exercise prices below $9.00 per share and will become vested in connection with the Merger. The value amounts in the table below assume an Offer Price equal to $9.00 per Share, the fixed dollar amount per Share that will be received by stockholders of Raptor in the Offer. The named executive officers will not receive any value or payment in consideration of the cancellation of their Company Options with exercise prices exceeding $9.00 per Share.

Name	Number of Unvested Company Options	Total Value of Unvested Company Options	Number of Unvested Company RSU Awards	Total Value of Unvested Company RSU Awards
Julie Anne Smith	277,058	$1,121,218	64,179	$577,611
Michael P. Smith	70,626	$371,493	22,607	$203,463
David A. Happel	78,153	$411,085	28,939	$260,451
Krishna R. Polu, M.D.	74,293	$390,781	23,781	$214,029
Ashley C. Gould	36,712	$193,105	36,690	$330,210
Thomas E. Daley.	—	—	—	—
Frank Lanza.	—	—	—	—

(3)	Amounts include the estimated value of COBRA healthcare coverage subsidized by Raptor for each named executive officer for up to 24 months, in the case of Ms. Smith, and 18 months, in the case of each other executive officer, based on the incremental cost of Raptor’s contribution as of October 14, 2016 to provide such coverage, which the named executive officers are entitled to receive under the CIC Agreements, or in the case of Ms. Smith, her amended and restated employment agreement, upon a “double trigger” qualifying termination in connection with a change in control as described in footnote (1) above.
(4)	Represents an approximate excise tax gross-up if terminated by Parent for reasons other than Cause following Closing prior to the scheduled expiration of each executive’s transition services period. No excise tax gross-up will be payable to any executive in the event of any termination of employment for Cause, or due to the executive’s resignation, death or disability at any time, or any termination following the expiration of the specified transition services period, whether with or without Cause. The numbers in the table above are calculated based on a 20% excise tax rate and each individual’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax Gross-up Payment for each individual, if any, will not be determinable until after the consummation of the Merger. The Excise Tax Gross-up Payment is described in greater detail in this section above under “—Golden Parachute Compensation”.
(5)	Mr. Lanza ceased serving as interim Principal Financial and Accounting Officer effective January 12, 2015, and Mr. Daley resigned from his position as Chief Business Officer effective September 30, 2015. Messrs. Lanza and Daley are not entitled to any severance or other benefits in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPTOR PHARMACEUTICAL CORP.

By:	/s/ Julie Anne Smith
Name:	Julie Anne Smith
Title:	President and Chief Executive Officer

Dated: October 17, 2016